Mail Stop 3561

April 30, 2009

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

       Re: **IC Places, Inc.**
              Registration Statement on Form 10, as amended
              Filed June 13, 2008
              File No. 0-53278

Dear Mr. Samblis:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clifford Hunt, Esq.
       Via Facsimile